UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-12188

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

10400 Fernwood Road

Bethesda, Maryland 20817

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm - Thompson, Cobb, Bazilio and Associates

•	Statements of Net Assets Available for Benefits as of December 31, 2010 and December 31, 2009

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

3.	Signatures

4.	Exhibits

23.1	-	Consent of Independent Registered Public Accounting Firm - Thompson, Cobb, Bazilio and Associates

Marriott

TCBA
THOMPSON, COBB, BAZILIO & ASSOCIATES, PC
Certified Public Accountants & Management, Systems and Financial Consultants

1101 15th Street, NW Suite 400 Washington, DC 20005
PH 202.737.3300 • FX 202.737.2684 • www.tcba.com

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2010 AND 2009

THOMPSON, COBB, BAZILIO & ASSOCIATES, PC

Certified Public Accountants and Management, Systems, and Financial Consultants

¡ Main Office:	☐ Regional Office:	☐ Regional Office:
1101 15th Street, N.W.	Two Penn Center	21250 Hawthorne Boulevard
Suite 400	Suite 200	Suite 150
Washington, DC 20005	Philadelphia, PA 19102	Torrance, CA 90503
(202) 737-3300	(215) 854-6300	(310) 792-4640
(202) 737-2684 Fax	(215) 569-0216 Fax	(310) 792-4140 Fax

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’

  Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Thompson, Cobb, Bazilio & Associates, PC

Washington, DC June 22, 2011

A Professional Corporation

www.tcba.com

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	December 31
	2010	2009
Assets
Investments in Marriott International, Inc. Pooled Investment
Trust for Participant Directed Accounts, at fair value
	$3,370,861,632	$2,855,636,101

Total investments	3,370,861,632	2,855,636,101
Receivables:
Notes receivable from Participants	92,276,417	80,369,154
Due from Marriott International, Inc. for Company contribution	85,948,246	95,803,650

Total assets	3,549,086,295	3,031,808,905

Liabilities
Accrued expenses	244,412	275,439

Total liabilities	244,412	275,439

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(34,240,539)	(28,646,680)

Net assets available for benefits	$3,514,601,344	$3,002,886,786

See accompanying notes.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

Additions
Interest income	$4,330,255
Investment gain from participation in Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts	483,534,580
Participant contributions	157,665,526
Employer contributions	88,694,625

Total additions	734,224,986

Deductions
Benefits paid to participants	219,208,120
Administrative expenses	3,302,308

Total deductions	222,510,428

Net increase	511,714,558
Net assets available for benefits at beginning of year	3,002,886,786

Net assets available for benefits at end of year	$3,514,601,344

See accompanying notes.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Marriott International, Inc. (the “Company”) Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company who are at least 21 years of age and have completed at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan’s assets are held and invested on a commingled basis in the Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts (the “Master Trust”) (see Note 4).

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of compensation. The Plan Administrator may limit contributions by highly compensated employees to ensure satisfaction of nondiscrimination tests.

Effective with the 2010 Plan year, the Retirement Savings Plan offers a discretionary match on the first 6% of annual compensation contributed, rather than a fixed match. Employees must be employed as of the last day of the Plan year to be eligible for the match, although employees whose employment ends due to retirement, disability or death will be eligible for a match on their contributions for the Plan year. In general, Company contributions are allocated among participants’ accounts after the close of the Plan year based on compensation contributed. Contributions are subject to certain limitations.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1: DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants’ nonvested accounts are to be used to pay administrative expenses or to reduce future Company contributions. Allocations are based on participant compensation contributed or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately 100% vested in Company contributions attributable to the 2001 Plan year and thereafter and earnings thereon. Vesting in the Company contributions prior to 2001 and earnings thereon is based on years of service.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Interest rates range from 4.25% to 10.5% . Principal and interest are paid ratably through weekly or bi-weekly after-tax payroll deductions.

Participants generally are limited to one outstanding loan; participants who had an outstanding loan under both the Plan and the Ritz-Carlton Hotel Company, L.L.C. Special Reserve Plan, at the time of its merger with the Plan, in June 2006, were permitted to maintain the total outstanding balance under a new promissory note.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1: DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

A participant with an account balance greater than $5,000 can elect to receive a lump sum amount, partial distributions or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s Plan account balance is at least $1,000, but not more than $5,000, the participant’s vested account balance will be rolled-over into an individual retirement account established by the Plan if the participant does not elect, within time frames established by the Plan administrator, to receive a lump sum cash distribution or to make a direct rollover. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Forfeited Accounts

On termination of service, the unvested portion of a participant’s Company contribution account is forfeited after five consecutive one-year breaks in service or, if earlier, when the participant takes a distribution of his entire account balance. Forfeitures are used to pay Plan expenses or to reduce future Company contributions. As of December 31, 2010 and 2009, forfeiture credit balances of $213,034 and $494,435, respectively, were available to pay Plan expenses.

Administration

The Profit Sharing Committee serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Profit Sharing Committee, all of whom are members of senior management of the Company; (ii) a trustee who is a corporate officer of the Company; and (iii) a Plan administrator, who is an employee of the Company. The trustee and the investment managers appointed by the Profit Sharing Committee are responsible for investment of the Plan assets.

Administrative and Investment Expenses

To the extent not paid by the Company or from forfeitures, certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1: DESCRIPTION OF THE PLAN (Continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the available investment options. Participants may change their investment options on a daily basis.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation unit’s in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments Valuation and Income Recognition (Continued)

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Statements – Investment Companies and FASB ASC 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Master Trust invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”). As required by generally accepted accounting principles, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2010, 21,045,382 units were outstanding with a value of $27.48 per unit. At December 31, 2009, 20,959,280 units were outstanding with a value of $18.09 per unit.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), the next priority to quoted values based on observable inputs (Level 2 measurements), and the lowest priority to values based on unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. For example, real estate using an independent appraisal process would be Level 3.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2010 and 2009.

Mutual funds and common/collective trusts – Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common stock, corporate bonds and U.S. government securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Government mortgage-backed obligations – The fair value is based on whether the security is liquid and available quotes and trades in the market. Additionally, other factors considered are the structure, age, quality, burnout rate and other qualitative factors that can influence the price.

Guaranteed investment contracts – Valued at fair value by discounting the related cash flows based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the investment and the average remaining life.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes Receivable from Participants

Notes receivable from participants are recorded at principal less repayments plus accrued interest. A loan is considered in default if a payment is not made when due within 90 days after the due date; an outstanding loan balance is not repaid by the original due date; or there is a material misrepresentation in connection with the loan application.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Standards

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures , which amends ASC 820, Fair Value Measurements and Disclosures , adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-25 (ASU 2010-25), Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 updates Accounting Standards Codification Topic 962 — Defined Contribution Pension Plans. ASU 2010-25 requires defined contribution plans to report loans to employees as notes receivable rather than plan investments subject to fair value reporting. ASU 2010-25 is effective for plan years beginning after December 15, 2010. The Plan adopted ASU 2010-25 in fiscal year 2010, and accordingly, reclassified prior year employee loan balances from investments to receivables to be consistent with the current presentation. ERISA rules require the Plan to report participant loans as plan investments; accordingly, these loans are included in Form 5500, Part IV, Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as well as Form 5500, Part I, Line c (8) Participant Loans. The adoption did not have a material effect on the Plan’s financial statements.

NOTE 3: RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 4: MASTER TRUST

The Plan’s custodian is The Northern Trust Company (“Northern Trust”). The assets of the Plan are principally held and invested on a commingled basis in the Master Trust, which was established for the investment of the assets of the Plan and another retirement plan sponsored by the Company, Marriott International, Inc. Employees’ 401(k) Plan (the “401k Plan”).

The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are allocated to the participating plans based on the number of units outstanding in each fund in which the Plan invests at the conclusion of each business day, except for participant loans, which are based on actual loan balances of each plan’s participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, only the Plan’s participants can invest in the Marriott Common Stock Fund. At December 31, 2010 and 2009, the Plan’s overall interest in the net assets of the Master Trust was 99.67% and 99.66% respectively. The Plan’s interest in each fund in the Master Trust is as follows:

Balanced Fund	99.57%
Bond Fund	99.80%
Dodge & Cox Stock Fund	99.24%
Fidelity Contrafund	99.95%
Large-Cap Equity Fund	99.97%
Large-Cap Growth Fund	99.67%
Marriott Common Stock Fund	100.00%
Mid-Cap Growth Fund	99.41%
Morgan Stanley International Equity Fund	99.80%
Small-Cap Equity Fund	99.69%
Ssga S&P 500 FundS & P Index	98.95%
Stable Value Fund	99.53%
Vanguard Target Retirement Fund	99.94%
Vanguard Target Retirement 2005 Fund	99.31%
Vanguard Target Retirement 2015 Fund	99.59%
Vanguard Target Retirement 2025 Fund	99.61%
Vanguard Target Retirement 2035 Fund	99.70%
Vanguard Target Retirement 2045 Fund	99.81%

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 4: MASTER TRUST (Continued)

The following table presents the net assets of the Master Trust as of December 31, 2010 and 2009.

	2010	2009
Assets
Investments, at fair value	$3,378,768,727	$2,861,769,412

Receivables:
Receivables from sale of investments	797,794	933,586
Accrued interest and dividends	4,925,893	4,526,851

Total receivables	5,723,687	5,460,437

Total assets	3,384,492,414	2,867,229,849

Liabilities
Accounts payable on investments purchased	1,350,384	696,719
Custodian and advisor fees payable	1,150,549	1,197,459

Total liabilities	2,500,933	1,894,178

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(34,401,579)	(28,777,123)

Net assets available for benefits	$3,347,589,902	$2,836,558,548

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 4: MASTER TRUST (Continued)

The following table presents the net investment gain of the Master Trust, for the year ended December 31, 2010:

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Investments at fair value as determined by quoted market prices:
Mutual funds	$62,438,863
Common/collective trusts	12,692,416
Marriott International, Inc. common stock	199,890,078
Other common stock (including foreign common stock)	140,326,468
Corporate bonds, notes, and other obligations	7,041,252
U.S. government obligations	(866,660)

Total net appreciation in fair value of investments	421,522,417
Interest and dividend income	67,582,353
Investment expenses	(4,446,990)

Net investment gain	$484,657,780

The net investment gain of the Master Trust is comprised of the net investment gain for the Plan of $483,534,580 and net investment gain for the 401k Plan of $1,123,200 and is based on each plan’s participant-directed activity.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 5: FAIR VALUE MEASUREMENTS

The following table presents the Plan’s investments that are measured at fair value on a recurring basis at December 31, 2010 consistent with the fair value hierarchy provisions of FASB ASC 820.

	Fair Value Measurement at Reportable Date
	Level 1	Level 2	Level 3	Total
Mutual Funds	$646,233,950	$—	$—	$646,233,950
Common/collective trusts	141,852,107	—	—	141,852,107
Marriott International, Inc. common stock	568,792,557	—	—	568,792,557
Other common stock (including foreign common stock)	919,681,995	—	—	919,681,995
Corporate bonds, notes and other obligations	—	106,113,496	818,175,083	924,288,579
U.S. government obligations	—	11,335,676	—	11,335,676
Government mortgage-backed obligations	—	158,676,768	—	158,676,768

Total investments at fair value	$2,276,560,609	$276,125,940	$818,175,083	$3,370,861,632

The following table presents the Plan’s investments that are measured at fair value on a recurring basis at December 31, 2009 consistent with the fair value hierarchy provisions of FASB ASC 820.

	Fair Value Measurement at Reportable Date
	Level 1	Level 2	Level 3	Total
Mutual Funds	$144,345,674	$—	$—	$144,345,674
Common/collective trusts	44,545,111	—	—	44,545,111
Marriott International, Inc. common stock	375,148,697	—	—	375,148,697
Other common stock (including foreign common stock)	1,309,598,931	—	—	1,309,598,931
Corporate bonds, notes and other obligations	10,297,663	109,456,306	718,634,670	838,388,639
U.S. government obligations	—	31,066,396	—	31,066,396
Government mortgage-backed obligations	—	112,542,653	—	112,542,653

Total investments at fair value	$1,883,936,076	$253,065,355	$718,634,670	$2,855,636,101

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 5: FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2010 and 2009.

	Level 3 Investments
	Fixed Rate Fund/GIC
	2010	2009
Balance, beginning of the year	$718,634,670	$668,563,592
Unrealized gains	5,593,859	—
Interest and dividend income	32,440,856	32,294,733
Purchases and sales	61,505,698	17,776,345

Balance, end of year	$818,175,083	$718,634,670

There were no significant transfers in or out of Levels 1, 2, or 3 investments for the year ended December 31, 2010.

NOTE 6: PARTY-IN-INTEREST

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan held 13,807,190 and 14,017,177 shares of common stock of the Company as of December 31, 2010 and 2009, respectively. Dividends on Marriott International, Inc. common stock were $1,681,255 and $2,439,003 for the years ended December 31, 2010 and 2009, respectively.

NOTE 7: GUARANTEED INVESTMENT CONTRACTS

The Master Trust is invested in certain investment contracts with banks and insurance companies. The investment manager of these investment contracts is T. Rowe Price. The investment contracts for synthetic GICs are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. Traditional GICs are generally credited with a fixed rate of interest and not charged for administrative expenses. The Master Trust invests in both traditional GICs and synthetic GICs. The contracts are carried at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses if applicable) because they are fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 7: GUARANTEED INVESTMENT CONTRACTS (Continued)

The fair values for the traditional GICs have been estimated based on a discounted cash flow analysis. The estimated fair value is calculated based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation is necessary, as traditional GICs are not actively traded investments for which a daily fair value is readily available.

The issuers of the traditional GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Master Trust’s ultimate realization of amounts invested in traditional GICs is dependent on the continued financial stability of the issuers of the GICs.

The Master Trust owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. Fair values of the underlying securities are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the investment manager for securities for which there is not an established market. Synthetic GICs utilize a benefit-responsive “wrapper” contract issued by a financially responsible third party that provides market and cash flow risk protection to the Master Trust. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Traditional GICs typically have fixed crediting interest rates. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate is not less than 0%. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 7: GUARANTEED INVESTMENT CONTRACTS (Continued)

The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Certain events limit the ability of the Master Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options of deletion or equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Generally, traditional GICs cannot be terminated by the issuer prior to maturity without cause. Synthetic GIC issuers retain the right to request release from the contract without cause. If this occurs, T. Rowe Price may seek a successor contract issuer or may require scheduled termination of the contract at book value over a period of time generally equal to the contract duration. Examples of events that would allow the Synthetic GIC contract issuer to request release and immediately terminate the contract at market value with cause would be an ERISA prohibited transaction, termination of disqualification of the Plan, violation of the Investment Guidelines that is not cured, manager failure to provide information such as portfolio reports required by the contract, failure of any contractholder representations in the contract, material misrepresentations, and termination of the manager without issuer consenting to the successor manager.

As described in Note 2, because the GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 7: GUARANTEED INVESTMENT CONTRACTS (Continued)

	2010	2009
Average yields for GICs and synthetic GICs:
Based on actual earnings	3.91%	4.56%
Based on interest rate credited to participants	4.23%	4.69%

NOTE 8: INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated October 12, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

NOTE 9: RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits as reported in financial statements at contract value	$3,514,601,344	$3,002,886,786
Less: distributions payable to terminated employees	(1,507,173)	(2,624,822)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (synthetic investments contracts only)	33,157,791	25,971,665

Net assets available for benefits as reported in Form 5500	$3,546,251,962	$3,026,233,629

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 9: RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2010:

Benefits paid to participants as reported in the financial statements	$219,208,120
Add: amounts allocated to withdrawing participants at year-end	1,507,173
Less: amounts allocated to withdrawing participants at prior year-end	(2,624,822)

Benefits paid to participants as reported in the Form 5500	$218,090,471

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2010:

Net increase in net assets available for benefits as reported in the financial statements	$511,714,558
Less: amounts allocated to withdrawing participants at year-end	(1,507,173)
Add: amounts allocated to withdrawing participants at prior year-end	2,624,822
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at year-end (synthetic investment contracts only)	33,157,791
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at prior year-end (synthetic investment contracts only)	(25,971,665)

Net increase in net assets available for benefits as reported in the Form 5500	$520,018,333

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 9: RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500 (Continued)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires synthetic GIC fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for synthetic GIC fully benefit-responsive investment contracts represents a reconciling item.

NOTE 10: SUBSEQUENT EVENT

On February 14, 2011, Marriott International, Inc. announced the spin-off of its timeshare business to occur in late 2011.

SUPPLEMENTAL SCHEDULE

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

DECEMBER 31, 2010

Borrower, Lessor, or Similar Party	Including Maturity Date, Rate of Interest, Collateral,	Cost	Current Value
Notes receivable from Participants *	Interest rates range from 4.25% to 10.5%; varying maturities	$—	$92,276,417

*	Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 22, 2011	/s/ TRACEY BALLOW
Plan Administrator